

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2011

Via U.S. Mail and Facsimile

Brian F. Maxted
Chief Executive Officer
Kosmos Energy Ltd.
8176 Park Lane, Suite 500
Dallas, Texas 75231

      Re: **Kosmos Energy Ltd.**
               Registration Statement on Form S-1
               Filed January 14, 2011
               File No. 333-171700

Dear Mr. Maxted:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

2. Please update all disclosure to the latest practical date to include your most recent financial information, and fill in all blanks other than the information that Rule 430A permits you to omit. Use brackets to distinguish information that is subject to change prior to effectiveness.

3. We will process your amendment without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.

4. Please advise us regarding the status of your application to list on the New York Stock Exchange.

5. Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a telephone call, from FINRA, stating that FINRA has completed its review and has no additional concerns with respect to the proposed underwriting arrangements.

6. Please send us the supporting documentation for all statistical claims that you make in your prospectus. For instance, we note the following claims, among others:

   - "[Ghana] scores well among its peers on various measures of corruption, ranking 62nd out of 178 countries in Transparency International's 2010 Corruption Perceptions Index, vastly ahead of each of its peers according to a peer group selected by Standard & Poor's. Ghana is also the highest ranked among such peer group in the World Bank's Doing Business 2011 report, at fifth out of 46 sub-Sahara African countries included in such report." (Pages 4, 77, and 84.)
   - "This 42-month timeline from discovery to first oil [from the Jubilee Field] is a record for a deepwater development at this water depth in West Africa." (Pages 3 and 4.)
   - "This development timeline from discovery to first oil is significantly less than the industry average of seven to ten years and is a record for a deepwater development at this water depth in West Africa." (Pages 7 and 87.)
   - "[The Jubilee Field] was one of the largest oil discoveries worldwide in 2007 and the largest find offshore West Africa in the last decade." (Pages 4, 79, and 84.)
   - "The compound annual growth rate of oil reserves from 1989 to 2009 in Africa was 1.4% and from 1999 to 2009 was 2.1%." (Page 75.)
   - "According to African Business Review, although Africa is estimated to only have approximately 10% of the world's proven oil reserves, by 2025 it will provide an estimated 25% of North America's oil imports." (Page 75.)
   - "According to Wood Mackenzie, during 2009, Cameroon produced 74,000 bopd, a reduction of 56% from its peak oil production of 167,600 bopd (which was achieved in 1986)." (Page 80.)

- "According to Wood Mackenzie, during 2009, Morocco produced less than 100 boepd." (Page 82.)
- "Members of our management and senior technical team…[have] been involved in discovering and developing over five Bboe." (Pages 85-86 and 88.)
- "The Cusiana/Cupiagua fields…are estimated by Wood MacKenzie to hold approximately 1,700 Mmboe of reserves on a combined basis." (Page 89.)
- "The Ceiba and North Block G Complex…are estimated by Wood MacKenzie to hold approximately 525 Mmboe of reserves." (Page 89.)
- "Triton's Malaysia—Thailand Joint Development Area discoveries…are estimated by Wood MacKenzie to hold approximately 950 Mmboe of reserves." (Page 89.)
- "…world oil consumption in 2009 decreased to 84.1 million bopd from 85.2 million bopd in 2008 as a result of the global economic downturn that began in late 2007." (Page 107.)
- "[T]he International Energy Agency ('IEA') projects demand for oil to be up in 2010 and 2011, at 86.6 million bopd and 87.9 million bopd, respectively." (Page 107.)

The above list is not intended to exhaustive. Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for the claims you make in your prospectus. In addition, please tell us whether your source material is publicly available, and whether you paid any compensation for the receipt of such information.

7. Please monitor the need to provide updated financial information in accordance with Item 3-12 of Regulation S-X.

New Ventures group focused on expanding our high-quality asset portfolio, page 5

8. It is not clear to us where in the prospectus you discuss your "high-impact new venture acquisition program." Please advise.

Prospectus Summary, page 1

9. Balance the presentation of your Competitive Strengths in the Summary by highlighting some of the risks associated with your strategy and operations. You currently have a one sentence cross-reference to your Risk Factors. Also, explain to us why you believe it appropriate to have detailed information about Discovery Information, Ghana Information and Prospect Information in the Summary rather than in the Business section.

Our History, page 4

10. Explain, or provide a cross-reference, as to why the sale to ExxonMobil was terminated.

Risk Factors, page 19

11. Please ensure that your risk factors are tailored to your particular risks. For instance, you state at page 36, "Increased costs of capital could adversely affect our business." This risk factor could apply to any company. Similarly, you state at page 42, "Our business could be affected by recent health care reform and potential federal tax consequences." However, you also indicate that you are not aware of any material impact to your business. If you cannot articulate a material risk, please remove the risk factor.

12. Please eliminate language which mitigates the risks you discuss, such as clauses beginning with the word "while." For example, in the middle of page 21, where you discuss the prospect that you will not declare discoveries in time to retain your exploration and production rights, you qualify that risk with the following statement: "While we expect that our current drilling schedule will enable us to retain the rights to develop the prospects we have identified in this prospectus under the agreements currently in place (or, with respect to the Boujdour Offshore Block, expected to be entered shortly)…." Similarly, on page 26, where you discuss the prospect that you may be unable to raise additional capital, you mitigate the disclosure with the following statement: "While we believe our operations, upon the consummation of this offering, will be adequately funded through early 2013…." These examples are not exclusive; please review your entire "Risk Factors" section in light of this comment.

The present value of future net revenues from our proved reserves…, page 24

13. We note your statement that if oil prices decline by $1.00 per bbl, your PV-10 as of June 30, 2010 would decrease by approximately $23.0 million. Please tell us how investors are to interpret this statement as you appear to have not provided a definition of PV-10 in this area of your document, nor have you provided any indication of how your standardized measure would be impacted.

Our operations could be adversely impacted by our block partner…, page 38

14. We note your disclosure at page 38 captioned, "Our operations could be adversely impacted by our block partner, whose affiliate is involved in the Macondo Gulf of Mexico oil spill." Please identify the block partner and the affiliate.

Selected Historical and Pro Forma Financial Information, page 56

15. We note your presentation of pro forma net loss and pro forma balance sheet information giving effect to the corporate reorganization prior to the impact of your initial public offering. Please tell us how you considered also presenting similar pro forma information on the face of your historical financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

General and Administrative, page 60

16. We note your disclosure that "we expect to incur certain non-recurring expenses related to the offering in the quarter in which the offering occurs, including a $15.0 million payment that is payable upon successful completion of an initial public offering." Please expand your disclosure here and elsewhere as applicable, to quantify the expected amount of expenses related to the offering, and explain in further detail the nature of the $15 million payment, and to whom the $15 million is payable.

Liquidity and Capital Resources, page 65

17. We note your disclosure that your credit facilities are subject to certain debt covenants. Please expand your disclosure to describe how to calculate each debt covenant ratio. As part of your response, please tell us whether you were in compliance with your covenants as of your latest balance sheet date. Similar concerns apply to your disclosures on page F-18.

Contractual Obligations, page 69

18. We note from your disclosure that the long term debt you present in the table does not include the related interest payments. Please tell us how you considered footnote 46 of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Interest Rate Risk, page 74

19. You indicate that if the LIBOR rate increased by 10%, you estimate your net liability for interest rate swaps would decrease approximately $9.7 million. You also indicate that if the LIBOR rate decreased by 10%, you estimate the liability would increase to approximately $11.9 million (i.e. an increase of approximately $1.1 million). Your disclosure appears to indicate a 10% increase in LIBOR results in an approximate 90% decrease in your net liability whereas a 10% decrease in LIBOR results in only an approximately 18% increase in your net liability. Please explain to us why this is the case and revise your disclosure to make the quantitative changes comparable.

Business, page 84

20. We note your disclosure regarding your phased development strategy, including your assertion at page 87 that "a phased development strategy provides for first oil production earlier than what would otherwise be possible using traditional development techniques, which are disadvantaged by more time-consuming, costly and sequential appraisal and pre-development activities." Please define this strategy in greater detail and describe the appraisal and pre-development activities which you chose to postpone or forgo.

Our Reserves, page 104

21. We note your disclosure that your PV-10 and your standardized measure were equal at June 30, 2010 because you were a Cayman company not subject to entity level taxation. However, we note your treatment of taxation in your standardized measure here appears to differ from that presented in the notes to your consolidated financial statements on page F-64. In this regard, we note the standardized measure you present on page F-64 as of December 31, 2009 includes foreign income tax expense. Please clarify for us why these two presentations differ. As part of your response, please tell us the jurisdictions included in the foreign income taxes included in your standardized measure on page F-64.

22. We note that part of your operations are conducted offshore the Republic of Ghana. Please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that your employees or one of your rigs is involved in an explosion or similar event at any offshore locations. For example, and without limitation, please address the following:

   - Describe the allocation of risk in your drilling contracts, addressing in particular any indemnification provisions relating to liability for pollution, environmental damages, etc. Your response should address individual contracts, to the extent material and meaningful under the circumstances.
   - Describe the risks for which you are insured for your offshore rigs.
   - Disclose the applicable deductibles and policy limits related to your insurance coverage.
   - Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death.

23. In this regard, we note your disclosure at page 117 regarding your preparedness for an oil spill emergency. Please discuss in greater detail the resources you have allocated to address any environmental harm, including the amount of money you are prepared to

spend on such efforts, how the money would be spent, the number of employees that would be involved, and any equipment that you own.

Internal Controls Over Reserves Estimation Process, page 107

24. Indicate the qualifications of your Senior Vice-President, Production and Operations. See Item 1202(a)(7) of Regulation S-K.

Financial Statements for Fiscal Quarter Ended September 30, 2010

Consolidated Statements of Cash Flows, page F-5

25. We note you conduct the majority of your operations outside of the United States, and your financial statements are presented in US Dollars. Please tell us how you considered the requirement to separately disclose the effect of exchange rate changes on cash balances held in foreign currencies as described in ASC 830-230-45-1. Similar concerns apply to your annual financial statements.

Notes to Consolidated Financial Statements, page F-6

Note 2 Accounting Policies, page F-6

Asset Retirement Obligations, page F-8

26. We note your disclosure that as a result of commencing production on November 28, 2010, you will be required to record an asset retirement obligation during the quarter ended December 31, 2010. Please clarify for us in further detail why your disclosure appears to imply you do not incur any asset retirement obligations until production commences.

Note 4 Notes Receivable and Long Term Note Receivable, page F-13

27. We note you participated in financing the construction of the FPSO you currently use in the Jubilee unit, and you later entered into an advance payment arrangement related to the construction, installation, lease, operations, and maintenance of the FPSO. Please explain to us the following:

- Describe to us in more detail the significant terms of the advance payments arrangement. Your response should separately describe the terms related to the construction, installation, lease, operations, and maintenance of the FPSO; and
- Provide to us your accounting analysis of your participation in the construction of the FPSO as well as your current accounting treatment of the notes receivable and the installation, lease, operations and maintenance of the facility. As part of your

response, please address any accounting literature you considered but rejected as well as the authoritative accounting literature on which you ultimately relied.

Note 12 Convertible Preferred Units, page F-24

28. We note from your disclosure that certain amounts will be recorded once the qualifying events are probable of occurring. These events include a 'redemption event' related to the discount recorded for the Series C units, and a 'Qualified Public Offering' related to the accumulated preferred return on the convertible preferred units. Please tell us and revise your disclosure to explain if these qualifying events are considered probable of occurring and recorded within your financial statements, as of and for the year ended December 31, 2010. If not, please explain why.

Note 20 Subsequent Events, page F-30

Income Taxes, page F-31

29. We note your disclosure that the Kosmos Ghana valuation allowance, reducing the deferred tax asset to zero, was removed in December 2010. In light of your recent financial results, please tell us how you considered the guidance provided in ASC 740-10-30-21 through 24. Please clarify in sufficient detail why you expect your future results will generate taxable earnings given your previous operating results. In this regard, please provide an analysis to support your assertion that your evidence of future taxable income outweighs the negative evidence created by your cumulative losses in recent years.

Financial Statements for Fiscal Year Ended December 31, 2009

Consolidated Statements of Unit Holdings Equity, page F-36

30. Please revise to provide this statement from inception, in accordance with ASC 915-215-45-1.

Exhibits

31. Please file all omitted exhibits, including all opinions of counsel, as soon as practicable. You will need to allow yourself sufficient time to respond to any resulting staff comments. In addition, please file the lock-up agreements that you reference in your filing, and please confirm that you have filed, or at least initially included in your exhibit index, all material contracts. For instance, we note the following contracts which appear to be missing from the exhibit index: the Advance Payments Agreement and the letter agreement with certain of your Jubilee Unit partners (referenced at page 67); the rig and

services sharing agreement between Kosmos Ghana and Tullow Ghana Limited (page 113); the agreement with an oil marketing agent to market your share of the Jubilee oil on the international spot market (page 115); and the shareholders agreement (page 125).

Exhibit 23.2

32. We note the consent of your independent petroleum engineer is dated January 13, 2001. Please revise the consent to provide an appropriate date.

Engineering Comments

General

33. While we note that you include a glossary on page 59, nonetheless your filing still contains a significant amount of technical terms and jargon with the average investor is no familiar. Revise your filing to replace such terms with more commonly understood terms or add those terms to the glossary. Examples of such terms are: structural-stratigraphic traps, Tertiary hydrocarbon plays, Fan petroleum systems, stratigraphic play, West African Transform margin, submarine fan and channel system, paleo-Volta River system, updip pinch out, Albian aged faulted terraces, barrels of oil-equivalent per acre-foot, Tertiary sequence, transform faults, four-way and three-way structural closures, anticlinal dip closures, footwall closures, hanging wall closures, turbidite section, sheet depositional system, four-way dip and three-way fault traps, charge fairway, plunging nose, anticlinal traps, well imaged Turonian and Campanian fans, gravity driven deepwater turbidite fan lobes and channel deposits, interference tests, Turonian turbidite sequence, stacked turbidite clastics, strong amplitude support, marine argillaceous sediments, large amplitude anomaly, facies, channel belts, high energy deposition, downthrown fault closures, stratigraphic trap element, upper slope stratigraphic closures, AVO signature, Tertiary aged depocenter, turbidite reservoir sequences, structurally trapped thrust anticline, thrust sheet, three-way listic roll-over, extensional fault, fault bounded extensional structure, and compressional anticline among others.

Overview, page one

34. Please clarify by further explanation what you mean here and on page 84 by a "de-risked" exploration prospect and why you believe it is "de-risked."

35. Please revise your document here and on page 84 to include your net share of the gross 120,000 barrels of oil per day design capacity of the Jubilee field.

Our History, page three

36. You state that you "spent approximately $630 million developing Jubilee Phase I and de-risking these assets." Please explain how you "de-risked" these assets.

Jubilee Phase I Reserve and Development Information, page 8

37. Please explain to us what you mean when you state in footnote (6) you are the Technical Operator of the Jubilee field.

Risk Factors, page 19

We are not, and may not be in the future, the operator on all of our license areas, page 23

38. Please expand your disclosure to explain that even if you are the operator of a license area, unless you have a majority of the ownership interest you may not be able to control the timing of exploration or development activities or the amount of capital expenditures.

Our estimate of proved reserves are based on many assumptions…, page 24

39. You indicate that the "extent, quality and reliability of this data can vary." To be classified as proved reserves, their recovery must be reasonably certain. Proved reserves cannot be based on poor data. If you do not have enough data to provide a reliable estimate you do not have proved reserves and if the data is not of high enough quality to give a reliable estimate you do not have proved reserves. In these cases you may not be able to declare proved reserves until you obtain additional data that is of higher quality or more reliable; or in some cases until the reserves have been put on production and determined to be economic. Therefore, please revise your document to remove the implication that the extent, quality and reliability of the engineering and geological data can vary causing the proved reserve estimate to be materially wrong, as you should not be using this type of data to determine proved reserves in the first place.

Our business plan requires substantial additional capital, page 25

40. Please expand your disclosure to state that if you choose to farm-out interests in your licenses, you will also lose some ownership interest, as well as operating control and influence over such license areas.

Our operations could be adversely affected by our block partner, whose affiliate is involved in the Macondo Gulf of Mexico oil spill, page 38

41. Please expand your disclosure to include this block partner's working interest in the WCTP and DT blocks, including the Jubilee Unit or provide a cross-reference if it can be found in another part of the document.

Estimates of Proved oil and Natural Gas Reserves, page 71

42. Please refer to the previous comment about the accuracy of the reserve estimate being based on the quality and quantity of available engineering and geological data.

Oil and Gas Industry, page 78

43. As you, the Registrant, are responsible for everything you put in your filing, please remove from here and on pages 80, 82 and 92 the language which states the reader should not put undue reliance on any of your measures.

44. Please remove the reserve estimate in the Douala Basin of 524 million barrels as the SEC does not have a definition of recoverable oil reserves and these are not net to Kosmos Energy. Please explain here and where you refer to it in other parts of the document what you mean by "hydrocarbon yield."

45. Please remove the reference to Cameroon's 1.8 billion barrels of commercial reserves as the SEC has no definition of commercial reserves; we do not know under what rules these reserves were determined; and these are not reserves that are net to Kosmos Energy.

Exploration History, page 81

46. Please remove the reference to 800 million barrels of reserves as these are not reserves that are net to Kosmos Energy.

Business, page 84

47. We note that you commenced production in the fourth quarter of 2010. In your amendment, provide the disclosure required by Item 1204 of Regulation S-K.

Well Defined Growth Plan, page 84

48. You indicate that a phased drilling plan can enable you to reach first oil production at an earlier date than conventional development methods. However, it is not clear to us how can necessarily allow you to complete the entire development on a faster timeline as you claim. Please explain that to us. Please also tell us when Phase II of the Jubilee field is

scheduled to begin and when it is scheduled to be completed and if that will complete the development of the Jubilee field.

Focus on Rapidly developing our discoveries to initial production, page 87

49. Please provide the evidence that developing your offshore properties in a phased development strategy maximizes net asset value as you state.

Geology, page 92

50. Please clarify what you mean by "good porosity and permeability."

Our Reserves, page 104

51. We note that your proved reserves increased from the end of 2009 to June 30, 2010 by approximately 7% due to the addition of 23 BCF of proved natural gas reserves. Please tell us the market in which the natural gas is being sold into and disclose any material sales contracts and delivery commitments you may now have. Please comply with paragraphs (a – d) of Item 1207, if applicable. Please tell us if your proved oil reserves include any NGLs and if so, how much.

Independent petroleum engineers, page 105

52. You indicate that your estimated reserves "are based on reports by NSAI." It is not clear whether NSAI estimated your reserves and you are reporting those quantities or whether the quantities you report have been changed from what you received from NSAI. Please revise your disclosure to clarify that information.

53. Also, while we understand that there are fundamentals of physics, mathematics and economics that are applied in estimation of reserves, we are not aware of an official industry compilation of "generally accepted petroleum engineering and evaluation principles." With a view towards possible disclosure, please explain the basis for concluding that such principles have been sufficiently established so as to judge that reserve information has been prepared in conformity with such principles.

Supplementary Oil and Gas Data, page F-60Standardized Measure for Discounted Future Net Cash Flows, page F-64

54. As your entire proved reserves are undeveloped as of December 31, 2009, please revise your document to provide separate line items for future development costs and future operating costs. Please see paragraph 235-50-31(b) of ASC (Topic 932).Please send us the supporting documentation for all statistical claims that you make in your prospectus. For instance, we note the following claims:

- "This 42-month timeline from discovery to first oil [from the Jubilee Field] is a record for a deepwater development at this water depth in West Africa." (Pages 3 and 4.)

- "This development timeline from discovery to first oil is significantly less than the industry average of seven to ten years and is a record for a deepwater development at this water depth in West Africa." (Pages 7 and 87.)

- "[The Jubilee Field] was one of the largest oil discoveries worldwide in 2007 and the largest find offshore West Africa in the last decade." (Pages 4, 79, and 84.)

- "The compound annual growth rate of oil reserves from 1989 to 2009 in Africa was 1.4% and from 1999 to 2009 was 2.1%." (Page 75.)

- "To date, the Turonian and Campanian reservoirs have proven to be of high quality with porosities in the 15% to 28% range and permeabilities typically in the 100 millidarcies to 2 darcies range." (Page 78.)

- "…based on our drilling results to date, we estimate [that the reservoirs in the Jubilee Field] have a mean hydrocarbon yield of 225 barrels of oil-equivalent per acre-foot." (Page 79.)

- "…we estimate the Tano Basin has a mean hydrocarbon yield of 180 barrels of oil equivalent per acre-foot." (Page 79.)

- "The reservoirs [in the Rio del Ray Basin] consist of individual channels and sand bodies. Porosities are as high as 35%, averaging 15% to 25%. Permeability is exceptional, commonly in the 0.1 to 2 darcy range. Based on industry drilling results and production history, we estimate that reservoirs in this basin have an average hydrocarbon yield of 325 barrels of oil equivalent per acre-foot." (Page 80.)

- "We estimate Jubilee Field Phase 1 daily gross production to reach the 120,000 bopd design capacity of the floating production, storage and offloading ('FPSO') facility used at the field, in mid 2011." (Pages 84 and 93.)

- "At Triton, the team took the 50,000 bopd Ceiba Field offshore Equatorial Guinea from discovery to first oil in fourteen months." (Page 87.)

Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for the claims you make in your prospectus. In addition, please tell us whether your source material is publicly available, and whether you paid any compensation for the receipt of such information.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Richard D. Truesdell, Jr., Esq.
        Davis Polk & Wardwell LLP
        Facsimile No. (212) 450-6866